

March 22, 2012

<u>Via E-mail</u>
Mr. Kevin E. Grant
Chairman of the Board and Chief Executive Officer
CYS Investments, Inc.
890 Winter Street, Suite 200
Waltham, MA 02451

>   **Re: CYS Investments, Inc.**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed February 13, 2012**
>   **File No. 1-33740**

Dear Mr. Grant:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition…, page 31</u>

<u>Liquidity and Capital Resources, page 45</u>

1.   Please revise in future periodic filings to quantify the amounts of margin calls received from your repurchase agreement counterparties during the periods presented and to include related disclosures regarding any known trends, or tell us how you determined that such disclosure was not material to an understanding of the company's liquidity and capital resources.

<u>Critical Accounting Policies, page 49</u>

2.   We note your disclosure that you use third party pricing services or dealer quotations in determining fair values. Please tell us what consideration you gave to explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements, including the following:

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from dealers and pricing services;

- The extent to which the dealers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

- Whether the dealer quotes are binding or non-binding; and

- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820-10 and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief